Meridian Corporation

9 Old Lincoln Highway

Malvern, Pennsylvania 19335

VIA EDGAR

March 25, 2020

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski

Re:	Meridian Corporation
Withdrawal of Acceleration Request Dated March 24, 2020
Registration Statement on Form S-4
File No. 333-236906

Dear Ms. Bednarowski:

Meridian Corporation (the “Company”) hereby withdraws its acceleration request, filed as correspondence via EDGAR on March 24, 2020, with respect to the above-referenced Registration Statement. Pursuant to that correspondence, the Company had requested that the Registration Statement be made effective at 4:00 p.m., Eastern Time, on March 26, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended. The Company is no longer requesting that the Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

Please contact Thomas L. Hanley of Stradley Ronon Stevens & Young, LLP at 215-564-8577 or thanley@stradley.com with any questions concerning this withdrawal request or if you require any additional information.

Sincerely,

MERIDIAN CORPORATION

/s/ Denise Lindsay
Denise Lindsay
Executive Vice President and Chief Financial Officer

cc:  Thomas L. Hanley, Stradley Ronon Stevens & Young, LLP